[Graphic omitted] Ahold


                                                        Press Release

                                                        Royal Ahold
                                                        Corporate Communications

                                                        Date: January 31, 2005
                                 For more information:  +31 75 659 57 20



Ahold completes sale of BI-LO and
Bruno's to Lone Star

Divestment program nearly completed

Zaandam, The Netherlands, January 31, 2005 - Ahold today announced it has completed the sale of its U.S. retail subsidiaries BI-LO and Bruno's to an affiliate of Lone Star Funds.

Ahold and Lone Star Funds successfully closed the transaction, which was announced on December 23, 2004. Completion was subject to the fulfillment of customary closing conditions, including antitrust approval.

BI-LO and Bruno's are two of the leading food retail chains in the southeastern region of the United States with a combined store count of over 450 supermarkets and combined 2003 net sales of approximately EUR 4.7 billion.

"We are pleased to be able to complete the divestment of BI-LO and Bruno's to Lone Star as planned," said Ahold President and CEO Anders Moberg. "This transaction is part of our strategy to optimize our portfolio and strengthen our financial position by reducing debt. We are nearing completion of our divestment program ahead of time and are well on our way along the Road to Recovery," he concluded.

Lone Star Funds, based in Dallas, Texas, is a leading U.S. private investment company that manages more than USD 13 billion in assets and investments in North America, Europe and Asia.

Ahold acquired BI-LO, headquartered in Mauldin, South Carolina, in 1977. The company operates 287 stores in South Carolina, North Carolina, Georgia and Tennessee. BI-LO employs approximately 23,000 associates. Ahold acquired Bruno's, based in Birmingham, Alabama, in 2001. The company operates 168 stores in Alabama, Florida, Georgia and Mississippi. Bruno's employs approximately 11,500 associates.


                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone: +31 (0)75 659 5720
                                                  Fax:   +31 (0)75 659 8302


http://www.ahold.com

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Ahold Corporate Communications: +31.75.659.5720
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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements regarding the status and timing of the divestment program, the contribution of the BI-LO and Bruno's sale to Ahold's debt reduction and the progress of Ahold's Road to Recovery program. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to, Ahold's ability to complete other divestments that are part of the divestment program, any inability to obtain, or delays in obtaining, antitrust approval, the actions of government and law enforcement agencies, the inability to satisfy, or delays in satisfying, closing conditions in connection with such other divestments, Ahold's liquidity needs exceeding expected levels, the ability of Ahold to implement successfully its plans and strategies, the diversion of management's attention in implementing plans, the effect of general economic conditions, actions of competitors and increases in competition in the markets in which Ahold's subsidiaries and joint ventures operate, and other factors discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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